E. Fidelity Bond Renewal

The Board then considered the fidelity bond renewal. Mr. Brian Frank reviewed with the Trustees a copy of the Trust's new fidelity bond. He explained that the existing bond had been renewed for the period June 28, 2019 through June 28, 2020, and that a copy of the bond will be filed with the Securities and Exchange Commission.

On motion duly made and seconded, the following resolutions were unanimously adopted:

"**WHEREAS,** the Trustees of the Trust, including a majority of the disinterested Trustees, have reviewed the form and coverage of Frank Funds Policy No. FS 554-44-13-14-00 as amended to the date of this meeting (the "Fidelity Bond"); and

WHEREAS, the amount of the coverage under such Fidelity Bond is the amount required by Rule 17g-1 promulgated under the Investment Company Act of 1940; and

WHEREAS, the custody and safekeeping of the Trust's securities are exclusively the obligation of The Huntington Bank, as Custodian for the Trust; and

WHEREAS, no employee of the Trust or employee of the Adviser has access to the Trust's portfolio securities;

IT IS THEREFORE RESOLVED, that the amount, type, form and coverage of the Fidelity Bond as described above are reasonable and the Fidelity Bond is approved; and

FURTHER RESOLVED, that the Officers of the Trust are designated as the persons who shall make the filings and give the notices required by Paragraph (h) of Rule 17g-1."



Fidelity / Crime Division

May 30, 2019

Fidelity / Crime Division
31 St James Ave, Ste 830
Boston, MA 02116
www.CrimeInsurance.com
617-936-7401
5137685466 (Fax)

Mark Liftman
Theodore Liftman Insurance Inc
101 Federal Street
22nd Floor
Boston, MA 02110-1827

Re: Frank Funds
             Financial Institution - Investment Company Bond Quote Letter

Dear Mark,

We are pleased to offer the following crime insurance quotation based upon your submission.

FINANCIAL INSTITUTION - INVESTMENT COMPANY BOND

NAMED INSURED: Frank Funds

ADDRESS: 781 Crandon Blvd
                         Unit 602
                         Key Biscayne, FL 33149

BOND NUMBER: Renewal of FS 554-44-13-14-00

EFFECTIVE DATES: 12:01 A.M. on **June 28, 2019** to 12:01 A.M. on **June 28, 2020**

ISSUING COMPANY: Great American Insurance Company
                         A.M. Best Rated "A+" (Superior) Class XV as of March 12, 2016
                         Standard & Poor's Rated "A+" (Strong) as of February 8, 2017
                         Admitted in all 50 States & Canada

POLICY FORM: Standard Great American Investment Company Bond
                         Discovery Form

INSURING AGREEMENT	SINGLE LOSS LIMIT	DEDUCTIBLE AMOUNT
A - Fidelity	$ 300,000	$ 0
B - On Premises	$ 300,000	$ 5,000
C - In Transit	$ 300,000	$ 5,000
D - Forgery or Alteration	$ 300,000	$ 5,000
E - Securities	$ 300,000	$ 5,000
F - Counterfeit Currency	$ 300,000	$ 5,000
G - Stop Payment	$ 100,000	$ 5,000
H - Uncollectable Items of Deposit	$ 100,000	$ 5,000
I - Audit Expense	$ 100,000	$ 5,000
J - Telefacsimile Transmissions	$ 300,000	$ 5,000
K - Unauthorized Signatures	$ 100,000	$ 5,000

INSURING AGREEMENT	SINGLE LOSS LIMIT	DEDUCTIBLE AMOUNT
L - Computer Systems	$ 300,000	$ 5,000

ANNUAL PREMIUM: $ 2,023

TOTAL PREMIUM: $ 2,023

FORMS:

SEQ	FORM #	DESCRIPTION
1	790FIC	Great American Insurance Fidelity & Crime Policy Cover
2	SDM24	Agent Countersignature
3	SDM683	Important Notice Fidelity Crime Division Claims
4	SDM715	Important Notice Florida To Obtain Information Or To Make A Complaint
5	FI7510	Investment Company Bond Dec Page
6	FI7511	Investment Company Bond Insuring Agreements
7	FI8801	Forms and Riders Schedule
8	FI7343	Joint Insured List
9	FI7506	Insuring Agreement (L) Computer Systems
10	FI7508	Newly Established Funds
11	FI7345	Confidential Information And Data Breach Clarifying Rider
12	FI7339	Virtual Or On-Line Peer To Peer Mediums Of Exchange Exclusion
13	FI7340	Economic And Trade Sanctions Clause
14	FI7341	In-Witness Clause
15	IL7381	Agent Countersignature

SUBJECTIVITIES:

This quotation is subject to our receipt, review and acceptance of the following information:

PRIOR TO BINDING:

1. Please provide most recent prospectus for all funds.

2. Please confirm total number of listed funds and their names.

This quotation will remain in effect for 30 days.

Please feel free to contact me with any questions. Thank you for the opportunity to provide terms on this account!

Best Regards,

Henry Faron
Account Executive
617-936-7401
hfaron@GAIG.COM

Attachments

The foregoing quote for coverage is subject to modification or rescission by the Company if, before the proposed inception date, any new, corrected or updated information becomes known or is discovered relating to the Entity's claims history or risk exposure which could alter the underwriting evaluation of the account. If the foregoing occurs, the Company, at its sole discretion, may determine that the terms of their proposal no longer apply or may be changed.